EXHIBIT G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     February __, 2002

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by March __, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After March __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

     ALLIANT ENERGY CORPORATION, et al. (70-9323)
     ----------------------------------

     Alliant Energy Corporation (Alliant Energy"), a registered holding company, whose principal executive offices are at 222 West Washington Avenue, Madison, Wisconsin 53703, Alliant Energy Resources, Inc. ("AER"), a non-utility subsidiary, and Heartland Properties, Inc. (Heartland"), an indirect non-utility subsidiary of AER, have filed a post-effective amendment to their application or declaration in this proceeding pursuant to Sections 9(c)(3), 32 and 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

     Alliant Energy's direct and indirect public utility subsidiaries are:
Wisconsin Power and Light Company, South Beloit Water, Gas and Electric Company, and Interstate Power and Light Company (collectively the "Operating Companies").

Together, the Operating Companies provide service to approximately 930,000 electric and 398,000 retail gas utility customers in portions of Wisconsin, Iowa, Minnesota and Illinois. AER, a direct subsidiary of Alliant Energy, serves as the holding company for many of Alliant Energy's non-utility businesses and investments. AER, indirectly through Heartland and other subsidiaries, holds investments in low-income, multi-family housing projects that qualify for Low Income Housing Tax Credits ("LIHTC") under section 42 of the Internal Revenue Code ("Code"). Alliant Energy, AER and Heartland are hereinafter referred to as the "Applicants."

     By order dated August 13, 1999 (Holding Co. Act Release No. 27060) in this proceeding, the Commission authorized AER, through Heartland or other subsidiaries, to invest up to $50 million from time to time over a five-year period (through August 13, 2004) as a limited partner in limited partnerships organized specifically to invest in LIHTC properties in the Alliant Energy service territory.(1) By supplemental order dated June 11, 2001 (Holding Co. Act Release No. 27418), the Commission modified its previous order in two respects:
(1) to eliminate the requirement that all LIHTC properties be located in the Alliant Energy service territory, and (2) to permit investments in LIHTC properties through the acquisition of passive interests in manager-managed limited liability companies ("LLCs") that are managed by an unaffiliated third party. The August 13, 1999 and June 11, 2001 orders are hereinafter referred to together as the "Prior Orders."(2)

     Pursuant to the authorization granted under the Prior Orders, the Applicants state that they have invested, through December 31, 2001, a total of $22.3 million in limited partnerships or LLCs holding LIHTC properties, leaving a balance of $27.7 million under the authorized investment limit. In addition, the Applicants have made commitments to invest a total of $18 million in new and existing LIHTC properties, all of which will be funded before the end of the current authorization period.

     The Applicants are now requesting that the Commission issue a further order in this proceeding to (1) extend the authorization period to June 30, 2007 (or approximately three years), and (2) increase the investment limit from $50 million to $125 million. No other changes or modifications to the terms, conditions or limitations contained in the Prior Orders are requested herein.


-------------------
     (1) For state tax reasons, AER's investments in LIHTC projects in Minnesota and Iowa are held by Alliant Energy Investments, Inc., a direct subsidiary of AER and the parent of Heartland. Heartland manages AER's investments in all LIHTC properties, wherever located.

     (2) In an intervening order, dated July 10, 2000 (Holding Co. Act Release No. 27198), the Commission authorized Heartland to reacquire an interest in a fund holding 17 LIHTC properties, some of which were outside the Alliant Energy service territory.

     AER states that it will continue to invest in LIHTC projects through Heartland or other subsidiaries only as a passive investor, and will invest in such projects solely for the purpose of obtaining the federal and state income tax credits that are available. Further, each investment in an LIHTC project will be self-liquidating, in the sense that the asset will wind down as the tax credits expire.(3)

     It is stated that, because of the normal lag between the date when commitments are made and the date of final funding, the Applicants will have opportunities in the near future to make commitments in new LIHTC projects that will not need to be funded until after the end of the current authorization period (August 13, 2004). Applicants further state that the amount of the additional investment authority requested will enable Alliant Energy to increase the amount of annual tax credits modestly as Alliant Energy's federal tax liability increases.


-------------------
     (3) These are the criteria by which the Commission has analyzed similar investments in the past. See Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000).